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                         May 2, 2022

       Alex B. Rozek
       Co-Chairman of the Board and Co-Chief Executive Officer
       BOSTON OMAHA Corp
       1601 Dodge Street, Suite 3300
       Omaha, NE 68102

                                                        Re: BOSTON OMAHA Corp
                                                            Registration
Statement on Form S-3
                                                            Filed April 25,
2022
                                                            File No. 333-264470

       Dear Mr. Rozek:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nana
Akyire McLean at 202-551-5001 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Real Estate & Construction
       cc:                                              Neil H. Aronson, Esq.